Exhibit 99

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MG.TO - Q3 2019 Magna International Inc Earnings Call EVENT DATE/TIME: NOVEMBER 08, 2019 / 1:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Donald James Walker Magna International Inc. - CEO & Director Louis Tonelli Magna International Inc. - VP of IR Seetarama Swamy Kotagiri Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO CONFERENCE CALL PARTICIPANTS Armintas Sinkevicius Morgan Stanley, Research Division - Associate Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Itay Michaeli Citigroup Inc, Research Division - Director and VP James Albert Picariello KeyBanc Capital Markets Inc., Research Division - Analyst John Joseph Murphy BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Mark Neville Scotiabank Global Banking and Markets, Research Division - Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst PRESENTATION Operator Greetings, and welcome to the third quarter 2019 results conference call. (Operator Instructions) As a reminder, this conference is being recorded, Friday, November 8, 2019. I would now like to turn the conference over to Louis Tonelli, Vice President, Investor Relations. Please go ahead. Louis Tonelli - Magna International Inc . - VP of IR Thanks, Rita . Hello, everyone, and welcome to our third quarter 2019 conference call . We will have formal comments today from Don Walker, Chief Executive Officer ; and Vince Galifi, Chief Financial Officer . Joining us today are Swamy Kotagiri, Chief Technology Officer and President of our Power & Vision segment ; as well as Eric Goldstein and Jim Floros from our IR team . Yesterday, our Board of Directors met and approved our financial results for the third quarter ended September 30 , 2019 . We issued a press release this morning for the quarter . You'll find the press release, today's conference call webcast, the slide presentations go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures discussed are in U . S . dollars, unless otherwise noted . We've included in the appendix reconciliations of certain key financial statement lines for Q 3 2019 and Q 3 2018 between reported results and results excluding unusual 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 items . The quarterly earnings discussion today excludes the impact of unusual items . Please note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . Beginning this year, we adopted a new lease accounting standard that replaced previous lease guidance under GAAP . The most significant impact of this new standard on our financials was the recognition of approximately 1 . 8 billion in right of use assets and lease liabilities for operating leases . The adoption of the new standard, done prospectively with no prior year restatement, did not have a material impact on earnings or cash flows and had an approximately 140 basis point negative impact on return invested capital . Lastly, prior period comparatives have been restated to reflect the transfer of certain assets out of corporate and other to the company's operating segment to better reflect the utilization of these assets . And now I'll pass the call over to Don . Donald James Walker - Magna International Inc . - CEO & Director Thanks, Louis . Good morning, everyone . Our third quarter was a noisy one with a number of puts and takes impacting our results . All things considered, including a labor strike at our largest customer, our adjusted third quarter results came in relatively in line with our expectations . The GM strike, which continued into October, will also impact our fourth quarter results . I will briefly discuss some of the noteworthy items since our last call, including our continued growth in excess of global vehicle production, our noncash impairment charges related to Getrag's equity accounted investments, our recent announcement of a new dual - clutch transmission business with BMW . In the third quarter, our sales on an organic basis grew 2% , well in excess of global light vehicle production which declined 3% . Each of our Power & Vision, Seating and Complete Vehicles segment outpaced global production, while Body Exteriors & Structures was in line . In the past couple of years, we have highlighted a few of the challenges we have faced in our Getrag joint ventures, including the decline in manual transmission take rates both in Europe and China, as well as a number of China - specific factors including lower - than - expected volumes particularly for certain significant domestic customers, the in - sourcing of dual - clutch transmissions by certain domestic customers and take rates per DCTs by consumers on certain customer programs . As we have moved through 2019 , vehicle volumes in China have continued to deteriorate . During the third quarter, we began to develop our business plans, including volume projections and cash flows for future years . Based on this, we concluded that the carrying value of our investments in the 3 Getrag equity accounted joint ventures were impaired, resulting in a $ 537 million in noncash asset impairment charge after taxes and minority interest . We're disappointed in the recent results and future projections in the Getrag joint ventures, in particular, the growth in the Chinese joint ventures . However, the growth in our wholly owned transmission business based in Europe has exceeded our initial expectations, and we see continued growth here . To this point, BMW has awarded us a production contract for dual - clutch transmissions, including hybrid DCTs for their entire front - wheel drive platform . This is the largest production order for transmissions in our history . The contract reflects the benefits of our DCT technology including enhanced drivability and optimal efficiency . It also reflects BMW's confidence in our technology and our ability to deliver high - quality, flexible and innovative solutions . With that, I'll pass the call over to Vince . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Thanks, Don, and good morning, everyone . The third quarter had a number of factors that positively and negatively impacted our results . Among them was the GM strike that led to lower sales and earnings . Excluding the GM strike, our consolidated sales and adjusted EBIT were in line with our internal expectations with higher - than - expected launch and warranty costs largely offset by favorable commercial settlements . Some of the key details of the quarter included our consolidated organic sales growing by 2 % compared to global vehicle production which declined 3% . Each of our Power & Vision, Seating and Complete Vehicles segments also are growing global production . We returned $ 451 million to shareholders in the quarter through dividends and share buybacks . And our free cash flow expectations remain in the $ 1 . 9 billion to $ 2 . 1 billion range despite lowering consolidated sales and margins in our outlook . I'm going to cover each of these in a little more detail . Our consolidated sales were $ 9 . 3 billion, a decline of 3 % from the third quarter of 2018 compared to global vehicle production which also declined 3% . Excluding currency translation, which was a $ 216 million headwind in the divestiture of FP&C net of the acquisitions of OLSA and Viza which reduced sales by $ 263 million our organic sales grew 2 % year - over - year . This was largely due to the launch of new programs . In particular, organic growth was better than global vehicle production in each of our Power & Vision, Seating and Complete Vehicles operating segments . Organic sales in our Body segment fell 3% , in line with global production . Our adjusted EBIT margin declined compared to last year . We reported 6 % in the third quarter of 2019 , down from 7 . 3 % in the third quarter of 2018 . 80 basis points of this decline relates to lower margins in our Power & Vision segment . 20 basis points is due to a decline in Seating margins, 20 basis points relates to lower profit in corporate and 10 basis points related to our Body Exteriors & Structures group . And of course, the GM strike contributed to the margin declines for BES, Power & Vision and Seating . I'll get into the specifics of these margin changes in the segment review . Adjusted EBIT declined to $ 558 million from $ 699 million largely reflecting the GM strike, higher engineering costs in our ADAS business, favorable customer pricing resolutions in Q 3 of 2018 , lower scrap steel recoveries and higher commodity costs, a decline in equity income and increased spending associated with electrification, autonomy and research and development . These were partially offset by higher foreign exchange gains and the closing of plants that were previously incurring inefficiencies . Equity income declined $ 25 million year - over - year to $ 37 million in the third quarter of 2019 . The decline was largely in our Power & Vision segment . This related primarily to lower unconsolidated sales and a write - down of assets at a certain facility partially offset by the improved operational performance at a particular facility . Excluding equity income, our EBIT margin declined to 5 . 6 % in Q 3 of ' 19 from 6 . 6 % in the third quarter of 2018 . Our effective income tax rate declined slightly to 19 . 6 % from 20 % a year ago . Net income attributable to Magna was $ 438 million compared to $ 535 million in the third quarter last year, reflecting the lower EBIT partially offset by lower tax rate, lower interest expense and lower minority interest . Diluted EPS declined $ 0 . 15 to $ 1 . 41 for the quarter compared to $ 1 . 56 last year . The decline reflects the lower net income, partially offset by 9 % reduction in our shares outstanding . Now let's look at our segments . Body Exteriors & Structures sales were $ 4 billion in the third quarter, a 5 % decline from $ 4 . 2 billion a year ago . The decline in sales reflects lower vehicle production, the GM strike, the end of production of certain programs including the Chevy Cruze, a negative impact from foreign currency translation of $ 62 million and net customer price concessions . These were partially offset by new program launches . The segment's organic sales change was in line with global vehicle production . Body Exteriors & Structures' EBIT decreased by $ 20 million in Q 3 of ' 19 compared to Q 3 of 2018 . Margins declined by 10 basis points to 7 . 7 % in the third quarter . This decline reflects favorable pricing resolutions in Q 3 2018 , the impact of the GM strike, lower scrap steel recoveries and higher commodity, warranty and launch costs . These were partially offset by earnings and higher sales at a number of facilities, the closure of plants that were previously incurring inefficiencies, productivity and efficiency improvement and higher foreign exchange gains . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Power & Vision segment sales declined $ 251 million or 9 % to $ 2 . 7 billion from $ 2 . 9 billion last year . This decline primarily reflects net divestitures of $ 297 million, a $ 69 million negative impact from foreign currency translation, lower vehicle production, the GM strike and net customer results concessions . Organic sales increased 4 % year - over - year far outpacing the 3 % decline in global vehicle production driven by new program launches and further increased DCT sales from a European transmissions business . Power & Vision EBIT was lower by $ 92 million, and EBIT margin decreased to 6 . 2 % compared to 8 . 8 % in the third quarter of 2018 . This decline primarily reflects higher engineering costs in our ADAS business substantially associated with 3 programs that will be utilizing new technologies, lower equity income, higher spending associated with electrification, autonomy and R&D, the impact of the GM strike, higher launch cost and the impact of acquisitions . These were partly offset by the divestiture of FP&C, which ran at margins below segment average and higher foreign exchange gains . Excluding equity income, EBIT margin declined to 4 . 8 % from 6 . 8 % in 2018 . Seating sales were $ 1 . 3 billion . That's up 4 % from the third quarter of last year, reflecting the launch of new programs and the acquisition of Viza . These were partially offset by lower vehicle production in key regions including uncertain high content program, the end of production of certain programs including the Chevy Cruze, the GM strike and an $ 18 million negative swing in foreign currency translation . Net customer price concessions also impacted sales negatively in the quarter . Seating organic sales rose 3% . Seating EBIT declined by $ 13 million to $ 56 million for the quarter, while EBIT margins declined by 130 basis points to 4 . 4 % from 5 . 7 % in 2018 . This reduction substantially reflects reduced earnings due to lower sales at a number of facilities, higher costs at our new South Carolina facility as we ramp up BMW business, higher commodity costs, the impact of the GM strike and acquisitions . These were partially offset by higher favorable commercial settlement . Lastly, Complete Vehicles sales rose by $ 125 million from last year to $ 1 . 5 billion, representing a 9 % increase . The increase is primarily due to the launches of the BMW Z 4 and Toyota Supra programs, as well as the continued ramp - up of the Mercedes G - Class and Jaguar I - PACE . These were partially offset by lower volumes in the BMW 5 series as well as foreign currency translation which reduced sales by $ 73 million . Organic sales rose by 14 % from last year as assembly volumes rose 6 % to approximately 36 , 000 units . Complete Vehicles EBIT increased by $ 5 million compared to Q 3 of ' 18 . EBIT percent increased 20 basis points to 1 . 9 % in the third quarter of 2019 as a result of earnings on higher sales and lower launch and other costs partially offset by lower favorable commercial settlements . I would like to take a moment to discuss accounting for the noncash impairment charges against the carrying value of our investments in our Getrag joint ventures . The total pretax charge related to these impairments is $ 700 million, and the largest of these relates to our joint venture with Jiangling Motors, known as GJT, totaling $ 511 million . Our investment in GJT is held through an entity known as GAP . Our economic interest in GAP is 75% , while the remaining 25 % is with Ford . We control GAP and consolidate its results . GAP has a 66 . 7 % noncontrolling interest in GJT, and thus, GAP equity accounts for its operating results . Because we don't own 100 % of GAP, our consolidated results include minority interest associated with any income or loss in GAP . In Q 3 , GAP had a $ 511 million pretax, impairment to the carrying value of its investment in GJT . Consequently, our results include a minority or noncontrolling interest recovery of $ 127 million . I know that's confusing . I'm trying -- I'm going to get some questions on, so I can repeat that again in the Q&A session . Lastly, the U . S . GAAP EPS impact on Magna of the total of Getrag impairment charge is $ 1 . 73 . I will now review our cash flows and investment activities . During the third quarter of 2019 , we generated $ 750 million in cash from operations compared to $ 1 . 1 billion in the third quarter of 2018 . Investment activities amounted to $ 432 million including $ 349 million in fixed assets and an $ 83 million increase in investments, other assets and intangibles . Free cash flow was $ 385 million in the third quarter . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 We returned $ 451 million to shareholders in the quarter through the repurchase of $ 342 million of our stock representing over 6 . 8 million shares as well as the payment of $ 109 million in dividends . So far in the fourth quarter, we bought back another 1 . 8 million shares for $ 95 million . This brings our year - to - date return of capital to shareholders to approximately $ 1 . 5 billion . Our adjusted debt to adjusted EBITDA is 1 . 26 , providing continued balance sheet flexibility . We announced today that our Board approved, subject to approval by the Toronto and the New York Stock Exchanges, a new normal course issuer bid to purchase up to 30 . 3 million of our common shares, representing approximately 10 % of our public float of common shares . This new bid would expire in November of 2020 . Let me remind you that under our current NCIB expiring this month, we were authorized to purchase up to 33 . 2 million shares, and we bought back 29 million shares . In terms of changes to our outlook, we have lowered our assumption for light vehicle production in North America primarily to reflect loss production due to the GM strike . We narrowed and slightly reduced our sales ranges for Body Exteriors & Structures and Seating largely, reflecting the impact of the GM strike . We narrowed our sales range for Power & Vision reflecting the impact of the GM strike, largely offset by improved mix . And we narrowed our -- and lowered our Complete Vehicle sales range, reflecting lower - than - anticipated assembly volumes at Magna Steyr . Our adjusted EBIT margin range has been narrowed and reduced and is now 6 . 3 % to 6 . 5 % mainly reflecting the impact of the GM strike and higher launch costs in our Body Exteriors & Structures segment . Interest expense had been lowered to approximately $ 85 million from approximately 90 million previously . Equity income has been narrowed and slightly reduced mainly reflecting continued weakness in China . The income tax rate has been lowered mainly to reflect the lower - than - expected rate in Q 3 . Net income attributable to Magna has been narrowed and slightly lower mainly reflecting lower sales and margins for the year . Capital spending is unchanged from our last outlook, and our free cash flow expectations of $ 1 . 9 billion to $ 2 . 1 billion are also unchanged from our previous outlook . In terms of segment margins, we have raised the low end of our margin range for Complete Vehicles to 1 . 9 % to 2 . 2 % from 1 . 7 % to 2 . 2 % previously . We have narrowed and reduced our ranges for Power & Vision and Seating primarily reflecting the impact of the GM strike . And we have narrowed and reduced our Body Exteriors & Structures margins largely reflecting the impact of the GM strike and higher expected launch costs for the year . Thanks for your attention this morning . We'd now be pleased to answer your questions . QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question comes from the line of John Murphy from Bank of America Merrill Lynch. . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Just a first question on the guidance . I mean if you take the midpoint of the guidance was on the sales and the margin side, it seems like the decremental margins at the midpoint of the range are about 22% . I'm just curious, Vince, if that sounds about right . I mean, obviously, ranges on either end can be much higher or much lower . That sounds about right to you just in that calculation and the way you're thinking about it . And if so, given this is kind of a shock to the system, and the units are being pulled out very quickly, abruptly and sort of somewhat unpredictably . How should we think about the decrementals going forward if we saw sort of a cyclical downturn? Because it seems like it's kind of a test case and you performed incredibly well in a pretty stressed situation . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Well, John, I think there's a couple of things . If you look at kind of the sales at the midpoint drop and the EBIT margin dropping, you've got certainly the impact of the General Motors strike . Some of that was in Q 3 , a bigger chunk of that's going to be in Q 4 . Decrementals, when I look at the decremental margins, our estimate on the GM strike is about 30 basis points to margins . And I guess, as volumes come off, you've got a lot more time to kind of react and take the appropriate actions and really not knowing when you got to start up again for GM . So it's kind of hard to flex costs over a short period of time . The other thing that's impacting margins that's not necessarily associated with sales, and I talked about this in my comments, is we've got higher - than - anticipated launch costs in a couple of facilities both in our BES group . And that impacted us probably about 30 , 35 basis points in Q 3 . And I think the impact's going to be about the same in Q 4 . So I think those are the 2 biggest factors . The other thing, just from a margin perspective as it sort of stands out to me is just commodity costs, in particular, scrap . And I look at kind of where we thought we were going to be on revenue from selling excess or scrap in Q 3 and Q 4 and where scrap pricing is today . And the pricing is, I think, it's pretty well 2 year low . So versus expectations, we've had to bring down some margin as a result of that . So those are the 3 bigger items . So I wouldn't necessarily conclude, John, that, that's representative of decremental margins in a declining environment . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . That's incredibly helpful . And then just a second question, we looked at the Seating business and the decline to about 4 . 4 % EBIT margins . I'm just curious as you run that business going forward, what kind of margins do you need to be at to generate adequate return on invested capital there, recognizing there's a big chunk of it . It's [cheap] . So margins can be a fair amount lower and potentially drive pretty good returns? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . I mean our returns even given their results are still not bad, but they are depressed . I think what's -- and we've talked about this for -- we started at the beginning of the year that we have this big BMW program launching up in South Carolina, and it was just a Jeep program that was going to -- when it came onstream, it was going to be dilutive to overall margins . And we're seeing that . But coupled with that in that facility, and we've talked about this in previous quarters, our launch costs are at elevated levels, and the program's been a little more complex than what we anticipated . A whole bunch of things that we covered in prior calls . So that's going to go away . And I look at the progress that we've made this year . And I think that the process has stabilized and we're starting to see some better things in that plan . So as we get to 2019 -- sorry, 2020 , we should see some margin enhancement just in that facility . But there's a couple of other things in the quarter impacting margins . GM strike . And just overall, when I look at the volume reductions, they've had a negative impact on margins . I do want to say that we did have some positives in the quarter . We had -- some of my comments I talked about is commercial settlements . And commercial settlements are things that are kind of hard to predict . If you have an expense in 1 period, the prior period and you then work with the customer trying to recover that, you'll never know when it's going to come in . It's choppy . But we did have some favorable commercial settlements in the quarter that did offset some of those negative items I talked about . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . And then just lastly, I mean, one of your big customers, Fiat Chrysler, it sounds like they might be staring down the barrel of a strike with the upcoming negotiations . Negotiations will start heavy next week . So just curious if there's any prep or thought in front of that given what you went through with GM? And then also considering that customer is potentially going to merge or combine whatever way it occurs with Peugeot, if there are any opportunities in that potential merger for you? Or would that create some incremental pricing pressure for you from that combined entity? So maybe there's -- if there are any strike prep ahead of time? And what you think the merger might mean for you? NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Donald James Walker - Magna International Inc . - CEO & Director John, it's Don . I'm not up - to - date on what the -- how the discussions are going . There's not really much we can do, and we just have to follow it if they have a strike, and we just have to react to it the best we can . As I said earlier, depending on how long -- if there was a strike, how long it's going to last, at what point in time do things shut down . So we really can't do too much until we know what's happening . As far as the merger, hard to say . Chrysler is a very big customer of ours . We don't do too much business with PSA . I would think it's going to take a while to see what happens there . And then we'll just have to see what their plans are from a product standpoint, from a distribution standpoint . But there is really -- they're pretty distinct businesses as far as what PSA has in North America and what Chrysler -- Fiat Chrysler has in North America . So I don't know what the impact would be over time . I would doubt to be too much short term . I think it's be more figuring out what they want to do from a product standpoint and what they're going to do for and we're getting various vehicles into different geographic areas . So I wouldn't anticipate anything in the near - term to change much, quite frankly . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . But I mean, it seems like an opportunity than an issue for you, just given little exposure to Peugeot . I mean I just did my calculation . Does that seem like that's about right? I mean these all sorts of things that could happen, but having little exposure to Peugeot and then all of a sudden, having potentially a good tenure if this goes through would probably provide more opportunities and issues for you . That -- is that a reasonable way to think about it? Donald James Walker - Magna International Inc . - CEO & Director No, it's hard to say . There's not a big supply base for PSA in North America, obviously . So just -- it's not as if there's a whole bunch of new suppliers have that would be going after the business in North America . But there'll probably be some pros and cons to it . And I think we'll just have to wait and see what happens . Operator Our next question comes from the line of Itay Michaeli. Itay Michaeli - Citigroup Inc, Research Division - Director and VP Just first, and then I apologize if I missed this, Vince, but can you just quantify the revenue and an EBIT impact from the GM strike on a full year basis? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . Our estimate, right? And it is just probably difficult when we look at what we thought we were going to do versus the impact of the strike . It is probably about $ 500 million on the revenue line . And I probably think about that as being kind of $ 140 million to $ 150 million in the third quarter, the balance in the fourth quarter . From an earnings impact, again, really hard to just get an exact number . But it's probably around negative 30 basis points to consolidated margins in Q 3 . And for the full year, probably about, again, 30 basis points negative to consolidated margins . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Itay Michaeli - Citigroup Inc, Research Division - Director and VP That's very helpful . And when we think about beyond 2019 on equity income, is there any change or any kind of thinking around how we should think about -- I think you revised the 2021 target for equity income back in May . Any updated thoughts around what to think of that? And then maybe even more broadly . Some of the puts and takes when we think about in terms of margins in the next, let's say, 1 year or 2 . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . I don't really want to get into kind of ' 20 or ' 21 . We're in the middle of business plan . The only kind of thing I want to highlight to you is -- and we did take a pretty significant impairment in the equity accounted investments in Getrag . And a big part of that is continued softness in China versus previous expectations . So that will translate into some headwinds on equity income as we go post ' 19 or compared to previous expectations . Itay Michaeli - Citigroup Inc, Research Division - Director and VP Got it . And then just lastly, I'm hoping you'll talk more about the launch costs in the Exteriors & Structures . Is that tied to just a slower ramp - up program? Is there any kind of timing around the recovery of that? It sounds like that was also, if I heard you correctly, that's 30 basis point impact on the year . Donald James Walker - Magna International Inc . - CEO & Director It's 2 facilities . One is in our Body Group, or Metals group . It's a huge launch . We replaced most of the plant and we've added some new business . So we are going through -- there's lower volumes from the customer which is impacting the pull - through of margins . I think that -- I think they're pretty well over the bottleneck . And we've had a capacity issue with 1 -- with the [chassis] operation . I would think by the end of this month, we'll be on top of that . So I think that one turns around in Q 1 , the latter part of -- probably in December in Q 1 . The other one is an operation in Europe . It's just -- we've got some extra business there, we thought it was going to run out . We're just running into a lot like a detailed operational issues that's going to run through probably into next year . Operator Our next question comes from the line of Peter Sklar with BMO Capital Markets. Peter Sklar - BMO Capital Markets Equity Research - Analyst On the Getrag write - down, all the -- Don, in your commentary, all the issues that you talked about that are negatively impacting Getrag . I mean there's nothing new there . You've been talking about those issues for a number of quarters . So I'm just wondering, what has changed since Q 2 in terms of the outlook that's caused you to take the write - down now versus previous periods? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Peter, it's Vince . There's a couple of things . I think as we looked at bringing down equity income earlier in the year, that was based, number one, on estimates . We, now in the joint venture, have completed a longer - term plan that's been approved by Board and the respective shareholders . So we've got much better information . I think when you look at -- manual transmission take rates continue to come down, volumes in general have come down further in China, and in particular, with our customers . There's been some program cancellations that are also impacting our outlook . In some of the newer programs, from a pricing perspective, a little more competitive than we've seen in the past . So I think when we start putting that all together through a formal business plan, we're required to take an impairment on the asset . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 But Peter, I just talked to the Board about this yesterday in our Board presentation . It's kind of interesting . If I could go back and have the information I have today on Getrag, I wouldn't have an impairment . And the reason I say that is I would allocate purchase price differently because what we have written off is excess purchase price on accounting . So when we bought Getrag 2 years ago, and we make an estimate of value and we allocate excess purchase price to the various pieces . So you fast forward to today and unfortunately, China has underperformed our expectations, and Europe's outperformed our expectations . If I could imagine, if we go back over time and have the information I have today and reallocate things, I still come up with the same value . I would just put more purchase price, excess purchase price into Europe . So it's disappointing that the accounting rules require us to take this write - down . But myself as well as the team here feels comfortable that it was the right opportunity for us to take advantage of . And if we have to do it again, we'd do it again . We allocate purchase price differently, but we would do it again . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . Understand that . And how do you feel about -- like how does Magna management feel about the DCT product? I'm just wondering was the product generally engineered in Germany for the China market . And I know I'm speaking in generalities, but I'm just wondering . The Germans tend to apply very high level of engineering, and I'm just wondering if you feel the product portfolio is overengineered for the China market and you need to reengineer the product so it's more suitable for that market . Donald James Walker - Magna International Inc . - CEO & Director Swamy, do you want to answer that one? Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Yes . Yes, I think one of the -- it's a good question . Just in terms of a product like this, DCT or transmission, there are certain building blocks, which you need to have the platform technology so that the engineering efficiencies are there . But to your point, I think we mentioned on the last few calls, we are looking at a product which is the [ 60 ] DCT with the red clutch that is more suitable in terms of the torque and the technology for China market . So we are working on that . But I think -- I would say there are certain aspects of it which you have to make it specific to the market like China . But a larger piece of the architecture and the building block, I think, is based off a common architecture without putting too much pressure on the product that's required for local applications . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then lastly, like, in your commentary at the beginning of the call, you referred to this BMW contract, DCT contract, in Europe . That sounds like a big win . You're a little bit vague on how big of the contract . Can you somehow quantify what are the annual run rates? I wasn't too sure what Don was saying . Was he saying this was the biggest DCT award that you've ever been awarded? Or can you just kind of put the magnitude of this contract in some kind of context? Donald James Walker - Magna International Inc . - CEO & Director Yes . The reason we're vague is the customer doesn't want us to talk about any details . The volume, the start time . It is a -- it's a DCT contract, and it is partly replacement . A substantial amount of that is new as well . And that's -- if you want to add anything, Swamy, or not, but the customer doesn't really want to sustain much more . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Louis Tonelli - Magna International Inc. - VP of IR And it includes the hybrid DCTs as well. Donald James Walker - Magna International Inc. - CEO & Director Yes, and it includes the hybrid DCTs. Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision I think that's the only point that it is a hybrid version too, which we have always been saying that the DCT technology actually is very amenable to electrification going forward . Operator Our next question comes from the line of Mark Neville with Scotia Capital. Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Maybe just on the guidance, just maybe help us just bridge the gap between the sort of the drop in the earnings guidance and the free cash that we're staying at the $ 2 billion at the midpoint . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . So if you look at kind of net income, we dropped kind of bottom end by about $ 100 million from our previous top end of about $ 200 million in midpoint, about $ 125 million, $ 150 million . But I think when you look at -- as we continue to refine our forecast to make an operating cash flow, there's, I think, a little bit of reduced investment . We got capital at about $ 1 . 6 billion . It probably come a little bit -- at the lower end of where we thought it was going to be, and that's going to contribute just timing of working capital . Generally, cash flow really hasn't changed . Now when we talk about operating cash flow, that excludes some proceeds that we're going to generate from the sale of some shares we hold and lift . And we had a small sale in Q 3 , and we continue to sell shares in Q 4 . And you'll recall, when we made this investment years ago, and it was a $ 200 million investment, we said that impacted negatively cash flow . So over and above kind of the guidance of the $ 1 . 9 billion to $ 2 . 1 billion on cash flow to the extent we're going to get proceeds on the lift shares . That's on top of the $ 1 . 9 billion to $ 2 . 1 billion . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . I guess -- and I guess, just further on that . I think year - to - date proceeds from disposition, $ 169 million, is that included in your calculation? Or is that sort of excluded from the 2 billion? Donald James Walker - Magna International Inc . - CEO & Director Yes, it's included in the calculation . Yes . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO But that's normal . It's this normal ... NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Donald James Walker - Magna International Inc. - CEO & Director This normal course stuff is mainly we're netting against capital, essentially. Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Right. I think that's the right way to think about that is netting against capital. Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . Just maybe on the write - down, Vince, I didn't fully follow everything you said . But I guess the point it's a pretty material sort of number . So just sort of, I guess, trying to think of the context of the size of the carrying value sort of pre write - down of that asset . Just trying to I guess, contextualize the size of this write - down . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . So Mark, just on the accounting first, just to (inaudible) that . So we have a (inaudible) called [GDAP] . I call it GAP, and we control GAP . It was a 75 % economic interest . So if you think about a consolidated entity, you consolidate the results of GAP into Magna . So to the extent there's any income or loss in GAP, you record a minority interest expense recovery . In GAP then when you look at its sources of income, substantially all of its income is associated with GJT . And we don't control GJT . We -- it's a noncontrolled entity . So we equity account GJT . So in Magna's consolidated results, if you go back over time, we've got our -- in equity income, 50 % of the net income of GJT flows through the Magna results . But we also have a minority interest expense typically because GJT is profitable against Ford's interest in GAP . And its offer accounting because some of it's consolidated, some of it's equity accounting . So when you look at kind of asset values, our -- when I look at the 3 joint ventures, Magna's book value of those investments prior to the impairment was about $ 1 . 4 billion . And we took a $ 700 million impairment . So we've got about $ 700 million left on our books . And when I kind of look at the $ 700 million, there's about -- I think it's about $ 225 million . That $ 700 million is still excess purchase price accounting . So the underlying book value of the joint ventures, if you -- on a historical cost basis, those values haven't been touched . It's just the purchase price excess on the accounting of this when we bought it that we've written down . But we still have some of that on our book even after this impairment . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . That's actually quite helpful . Maybe just 1 last one . Just a point of clarification, I think there was a $ 27 million impairment in the Electronics division . Just curious, is that sort of adjusted for in the equity income -- or not equity income, sort of the adjusted for in your segmented operating income? It didn't seem like it was, but I wasn't sure . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, it's -- we call that as an unusual . So yes, it's not included in our segment margins because our segment margins are at the EBIT line which exclude unusuals . And that $ 27 million relates to right - of - use assets essentially that are impaired, and it relates to the ongoing 3 programs that we've talked about, and we just need to impair that asset as well . Operator Our next question comes from the line of Rod Lache with Wolfe Research . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Just if you can, can you clarify what the revenue run rate is for the unconsolidated part of the Getrag is right now? What percentage of that business nowadays is manual or some of these challenged segments? And you mentioned in your remarks that you just completed a longer - term plan . What kind of equity income run rate should we be thinking about as realistic there? Is it more or less in line with what we're seeing today? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Rod, so just on Power & Vision, the equity income comes from a couple of sources . One is the Getrag joint ventures, and there's another joint venture . It's actually has operations across the globe . So we haven't completed that, and that's the size of the joint venture as well . So I don't know what's the outcome of that, we got to go through a regular business platform . But when I look at the Getrag joint ventures, I would say that our European joint ventures, is manual transmissions that it produces . So when you look at annual transmission take rates, they've been coming off . So longer term, you'd expect revenues expect it to come down which will impact obviously profitability in a negative way in the joint ventures . I'd say it's where we are today in our Chinese operations, we're seeing revenue kind of flat to growing a bit with some opportunities that we're going after that could potentially get revenue . But I wouldn't count based on our current business plan, a significant ramp - up in equity income coming out of the Chinese joint ventures . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . And on Getrag, is the settlement with Ford that you guys did maybe 2 or 3 years ago on the DPS 6 , is that the extent of the liability that Magna has associated with that? Is that the issue in the rearview mirror at this point? Donald James Walker - Magna International Inc . - CEO & Director Yes, that is in the rearview mirror . And that was something that was cleared up before we completed the acquisition . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . Great . And then could you just clarify maybe what the seating and the Power & Vision margins would have been? Because it sounds like there were obviously a number of different impacts there, the strike, but there was also a settlement that you called out . What would it be adjusted for those kind of unusual items? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO If I look at Power & Vision, the -- the Power & Vision, our estimate of sales loss was about $ 40 million to $ 50 million . It's probably good to assume 30 basis points impact on profitability from those lost sales . When I look at commercial settlements in our Power & Vision segment year - over - year, we're negligible . I mean the biggest items there, when I'm looking through the role here, which we talked about was our ADAS spending on those 3 programs which was pretty significant, consistent kind of last quarter, additional spending electrification . And it's a whole size of pluses and minuses really on that segment . When you were seeing sales impact and seeing from the GM strike, we're around $ 20 million, $ 25 million, our estimate, about 25 basis points on EBIT . I think they're being hurt by the bigger impact than the GM strike was actually higher in commodity costs in the year - over - year basis offset by some commercial settlements . I think there was -- when you look at year - over - year, kind of where they were last year, where they are this year, it's a net positive to margin . And that was -- I look at the commercial settlements and the sort of commodity costs and GM strike pretty well - being a wash . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . And just lastly, any just broad comments on pricing trends that you're seeing in the marketplace at this point? I'm assuming you're in the midst of negotiations on a number of different things, looking out to -- we're settling up this year as well as looking out to next year? Donald James Walker - Magna International Inc . - CEO & Director There's always negotiations that's going on . I think we're relatively settled for this year . We typically would be looking at what are the requests and what are we going to do, and what are the trade - offs and what are we going to get awarded for 2020 . I'd say generally, pricing pressure certainly hasn't let up . I think there's more pressure on warranty claims, but it's no step function, whereas it's just ongoing negotiations . Operator Our next question comes from the line of Brian Johnson with Barclays. Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst I want to go and continue to talk about the launch pressures, both in Seating and in the ADAS business . I think 2 questions . One, just how comfortable are you with the underlying pricing on those sets of contracts proceeding at the BMW business was onboarded? One large competitor was relatively aggressive by their own later admission and pushing the price level of seating contracts down . And of course, ADAS, we've seen it being here unexpected development costs or unbudgeted development costs ramp up . So are you comfortable with the underlying pricing in that? And then second, as we look into 2020 , are there other launches that keep you up at night in terms of potential for cost overrides especially relative to how they were initially priced? Donald James Walker - Magna International Inc . - CEO & Director Let me start with the BMW contract . We've talked about a very difficult launch, a lot of complexity, a lot of things that have changed in the product . So not -- it was tight pricing . It was a new customer . We knew that from the beginning, and we don't have a lot of value - added there . But there's ongoing discussions about pricing, quite frankly, because there's been a lot of changes . So I'm not comfortable where the price is right now, but those are ongoing . As far as new launches, we always have -- I don't know what the number is, $ 6 billion, $ 8 billion of replacement and new launches going on with the size of our company . I think for the most part, we're comfortable and not aware of any major launch problems we're worried about . As far as the contract and the ADAS area which is LiDAR . We've got a couple of different things we're doing . One is LiDAR, which is a brand new technology . The customer and ourselves both understood at the time it was sort of an R&D, but we want to bring it to market . It's proven to be much more difficult, much more expensive to get the testing done and the validation . Not comfortable with the pricing on that, but we're having extensive discussions with our customers because they really like the product . The big hurdle you had to do is get over the product validation, the development, the testing, which is a lot more money . That's what we've been talking about from the -- that's been hitting us financially . We do like the product . They like the product . So I think the -- as you see in the industry, I think, on ADAS with the launches, the difficulty in validation, the costs have been higher than what most people expect . And we have ongoing discussions with our customers on both how do we -- the development costs, the testing costs as well as the piece price . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst And just a follow - up, given the investments on the ADAS side you have made in that shakedown period . Are your customer agreements, such that you can reuse the IP you're generating? So if you onboard other OEMs, you don't have to recreate the wheel . Donald James Walker - Magna International Inc . - CEO & Director To a certain extent, you can say there's core development work and specific application to it -- to our products . So the core, you typically -- if you develop a new product and it's successful, and the technology is good and nothing else comes out that's better and the customers like it, you can reuse the core because it's we call it sort of off - the - shelf, but there's also quite a bit of work depending on the customer - specific applications . I'm not sure, Swamy, if you want to add anything to it, we could probably talk about this for 8 hours . But Swamy, do you want to add more clarity? Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision I think you covered it, Don . Some of the key core platform technology is something that we would go through and the infrastructure in terms of whether it's testing validation, data storage and all could be used for other pieces . But specific application part of what would remain program - relevant, right? I think you covered it . Operator Our next question comes from the line of Dan Levy with Crédit Suisse. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst I just wanted to start out on the GM strike . It sounds like just implied you're saying it was, call it, $ 120 million, $ 125 million EBIT impact for this year, for 2019 . So for the purposes of folks who are trying to build out the bridge into 2020 , should we just look at this $ 120 million, $ 125 million hit as a full [nonreport]? Or are they -- are there any inefficiencies that are carried into 2020 ? And I also would ask, although it's not in the base case, if GM can produce extra units in 2020 with extra overtime, do you have the capacity to support that really inefficient manner, in a manner that's going to be consistent with the prior GM margin profile? Donald James Walker - Magna International Inc . - CEO & Director Yes, a little bit difficult . Let me try and answer . The -- to the extent that they've lost volumes, obviously, they have lost volumes, they -- I'm not going to speak for GM . They can say what they're going to do . But if there was a program that was going to fund out, they may extend it . For their high - volume selling, I think they were running full out . So they might be able to add some over time, and their releases will let us know what they can do . Certainly, we can support whatever General Motors is going to build, I would expect the supply community could . So when you have a strike, it's an inefficient way because you don't have time to plan it . You don't want to let everybody go, you lose your good people . It's not very efficient . But to the extent that those volumes, the vehicles are sold to end consumers, General Motors will make them up at some point in time in 2020 . And we get the normal contribution margin . If they're running extra shifts over time, you might have some overtime premiums . So may not be quite at the margins we would normally have in regular time, but it's still good for us if they're running extra volume . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay. But there are no sort of inefficiencies that linger into 2020, otherwise, correct? NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Donald James Walker - Magna International Inc . - CEO & Director No . The only inefficiencies, if they run over time, we have over time premiums, but that's not -- that's it . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst And then second, just wanted to follow - up on the free cash flow piece, and I think you talked to it a little bit . But I just want to be very clear, is the maintained free cash flow even though you're cutting the net income somewhat? And I think CapEx is maybe a little better . Is that more so just a function of timing of working capital? And how to think about reversing into potentially 2020 ? And then just more broadly on top of that, just in this period of greater macro uncertainty, volatility, do you think this is maybe some sign that your free cash flow profile is perhaps a bit more resilient? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO So Dan, it's Vince . Just a couple of questions . Just with respect to kind of the drop in earnings and cash flow being maintained, I think when you look at the range, we had a range of $ 1 . 9 billion to $ 2 . 1 billion . Yes, we've maintained a range, but I would say that if were -- we thought we were going to be in that range, we're probably a tad lower in that range . So obviously, there is some impact . Our targets are still at par with them . We're comfortable we're going to be in there . But probably a little less than where we thought we were going to end up in that target . I think some of the offsets to the reduction in revenue and profitability, I think a chunk of probably will come from fixed spending and other asset spending . Again, we started the year with -- it's going to be approximately 1 . 7 we're kind of out at approximately 1 . 6 . I think you look at approximately 1 . 6 , is it 1 . 625 , 1 . 65 or is it 1 . 575 . I think when you start on the capital side, when you start looking at $ 25 million or $ 50 million here and a little bit of working capital . That's how we're able to maintain that range . I think as you kind of think about cash flow, and we've been saying for quite some time that there's been a lot of focus on free cash flow generation in this organization . Where pretty disciplined volumes have been coming off from the start of this year to where we are now . And we've been pretty good on free cash flow . I think there's a focus in the organization . And I expect that our cash flow going forward is going to be very healthy . Operator Our next question comes from the line of James Picariello with KeyBanc Capital Markets. James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst So for ADAS spending, you've quantified in the past what that incremental spend is, which I assume is on track with your prior expectations . But just in general terms, can you talk about how this year's launch - related engineering and testing, investments, potentially trend over the next few years? I mean, I believe you're working on 3 key programs right now . If nothing else hits in the near - term in terms of an additional program, does this spend ramp - down in 2020 and beyond? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes . I think when you look at, I guess, there's 2 components to our ADAS spend, we are investing in some core technology and new programs coming on . And I'd expect that, that spending is going to continue because this is a growing segment . It's an important segment for us . So we're going to continue to invest in this area . I think, in particular, with the 3 programs that we talked about, the additional spending in ' 19 , I think it's going to continue into ' 20 and ' 21 compared to where we thought it was going to be . And once these programs ramp up, that's going to go away . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 We haven't updated our outlook for ' 20 or ' 21 . We're in the middle of business plans on doing so . But I know our team has been working internally and with our customers on trying to look at the engineering, testing, validation, can we do things more efficiently . I'm hearing some good things in terms of reduced expenditures in the outer years . But I'm just -- at this point, it's just too early to talk about that . Give us a couple more months as we get through business lines, and we'll give a little bit more clarity in that area . Donald James Walker - Magna International Inc . - CEO & Director I'd say, high level, we certainly have a lot more knowledge about what's required for some of these really complicated new technology . So I would think the -- we misunderstood the costs associated with these 2 or really 3 programs . And I think we have a much better handle going forward on how we're going to quote . And we're still in the middle of discussions with their customers on some commercial relief . So I hope the numbers would come down . Depends on how much we win . James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst Understood . Okay . And then just -- it sounds as though you're beginning to supply electric drive systems for VW's MBP platform in China based on what's out there . Can you provide any color on that relationship? How volumes are trending? And what your expectations are regarding that? Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Yes, the program hasn't launched yet . We're in the middle of a launch . Swamy, I don't know if you want to add some color to that . Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision I think you're right, Vince, it's not launched yet . But from a program perspective, it's proceeding well, I should say . But we get to the volumes and the other part of the answer as we get in and start producing going forward . So not much to comment in terms of take rates or anything other than the program is tracking progress as expected . James Albert Picariello - KeyBanc Capital Markets Inc . , Research Division - Analyst Any color on potential timing? Donald James Walker - Magna International Inc . - CEO & Director The other thing, Swamy, I think the product itself is being well received and other people have interest in as well . Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Yes, definitely so . I think there was -- there are other programs on the list . The product, like you said, has been accepted well by the customer that we are working with in terms of specs and validation and performance, but there is also interest from other OEMs . Operator (Operator Instructions) Our next question comes from the line of Armintas Sinkevicius from Morgan Stanley. NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Armintas Sinkevicius - Morgan Stanley, Research Division - Associate Two questions here. One is you talked about the sale of Lyft in the third quarter and you continue to sell shares in the fourth. Does that have any implications for your working relationship with Lyft? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO No. I think they're completely different. We continue to work with Lyft, but the equity investment is separate and apart from that. Armintas Sinkevicius - Morgan Stanley, Research Division - Associate Okay. And then one of your peers discussed the changeovers related to the F - 150 and the Ram as it relates to their forward guidance. How are you thinking about that into 2020? Donald James Walker - Magna International Inc. - CEO & Director I think it's a meaningful impact on us. Armintas Sinkevicius - Morgan Stanley, Research Division - Associate And it doesn't take around margins or anything of that nature just yet? Donald James Walker - Magna International Inc. - CEO & Director Neither of them is a very significant program for us. Armintas Sinkevicius - Morgan Stanley, Research Division - Associate Neither is it significant? Donald James Walker - Magna International Inc. - CEO & Director Yes, like relative to -- I mean, more average or below average content for us. Operator There are no further questions at this time. I will now turn the call back to Don Walker, Chief Executive Officer. Please continue with your presentation or closing remarks. Donald James Walker - Magna International Inc. - CEO & Director Okay. Thanks, everybody, for dialing in. Thanks, Vince, for going with us. This was a very noisy quarter. So hopefully, he has adequately explained it. We can answer any questions you have. There's certainly lots of puts and takes including the GM strike. NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Some of the same factors are going to make Q 4 a little bit noisy as well, but we'll continue to work through the challenging environment and as well as the launches impacting our BES segment . But overall, everything considered, I thought it was a reasonably what we expected . But there's certainly lots going on . So thanks for calling in, and have a good day, everybody. Bye. Operator Thank you. That does conclude the conference call for today. We thank you for your participation, and ask that you please disconnect your lines. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2019 , Thomson Reuters . All Rights Reserved . NOVEMBER 08, 2019 / 1:00PM, MG.TO - Q3 2019 Magna International Inc Earnings Call 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.